EXHIBIT 99.1

Centerra Gold Seeks Urgent Relief in International Arbitration to Prevent the Kyrgyz Republic from Destroying the Integrity, Value and Long-Term Viability of the Kumtor Mine

Kyrgyz Government’s Actions Jeopardize Mine’s Safety, Sustainability and Continued Operation

TORONTO, Sept. 27, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that it has filed an application requesting urgent interim measures in its international arbitration against the government of the Kyrgyz Republic and Kyrgyzaltyn JSC, the state-owned gold refining monopoly and Centerra’s largest shareholder, to address critical operational and safety problems at the Kumtor Mine.

Through this application, Centerra seeks to prevent the Kyrgyz Republic and Kyrgyzaltyn JSC from causing irreparable damage to the mine, destroying its integrity, value and long-term viability. As previously disclosed, Centerra initiated binding arbitration against the Kyrgyz government in response to actions taken against the Company’s wholly owned subsidiary Kumtor Gold Company (“KGC”), to expropriate the Kumtor Mine under the guise of “external management” and strip KGC of its assets.

Dan Desjardins, the Chief Operating Officer of Centerra who managed the Kumtor Mine for five years as the President of KGC until January 2020, said: “Statements by Kyrgyz officials since the government’s illegal seizure of the Kumtor Mine indicate that they are departing from the approved mine plan in ways that will cause irreversible damage. Based on recent reports, the government has also failed to adequately protect the mine’s infrastructure from flooding and other threats and may be facing production difficulties. Their actions, and threatened actions in pursuit of short-term profits at the expense of sustainability, place the long-term viability of the Kumtor Mine at grave risk and compromise the safety and livelihoods of its employees.”

Centerra seeks the following immediate relief pending a final award in the arbitration:

  An order directing the Kyrgyz Republic to refrain from deviating from the government-approved 2021 Kumtor Mine Plan and to provide Centerra with regular reports on the mine’s operations;
  An order directing the Kyrgyz Republic and Kyrgyzaltyn JSC to refrain from transferring any Centerra shares or KGC assets without a prompt accounting and payment of profits that otherwise would have been payable to the Company into an escrow account; and
  An order directing the Kyrgyz Republic and Kyrgyzaltyn JSC to refrain from interfering with the arbitration process, including through spurious fines, tax claims and legal proceedings, and intimidating or threatening Centerra’s employees and agents.

Under applicable investment agreements, Centerra’s claims will be adjudicated in arbitration proceedings to be held in Stockholm, Sweden and conducted under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”). The Permanent Court of Arbitration (“PCA”) has appointed The Rt. Hon. Lord Hoffmann as the sole arbitrator of the matters in dispute and the governing law of the arbitration is the law of the State of New York and of England.

Centerra’s application states that the Kyrgyz government and its agents are jeopardizing the Kumtor Mine itself and Centerra’s ability to receive any award at the conclusion of the arbitration as a result of the following egregious acts of mismanagement:

  Maximizing Short-Term Output in Pursuit of a Quick Profit Will Reduce the Life of the Mine

For more than 20 years, Centerra, through KGC, successfully operated the Kumtor Mine by following carefully designed mine plans that had been approved by successive governments of the Kyrgyz Republic. Since the government seized the mine on the weekend of May 15 and 16 2021, the government-appointed mine managers appear to be departing from the mine plan, apparently to extract quick profits by mining only high-grade ore. This could make it infeasible to obtain the full value of the gold from the mine, materially reducing the total output over the life of the mine. Prior to the mine’s illegal seizure, Centerra had planned to invest US$2 billion to extend the life of the mine by five years to 2031.

  Improper Operation of Specialized Water Pumps Could Destabilize and Collapse the Pit Wall

Beginning in about 2015, as the pit depth increased, Centerra management invested more than US$10 million to build a highly specialized pump system to keep glacial meltwater from entering the mining pit areas and similarly specialized pump systems to remove any water that enters the pit. Based on photographic evidence, the government-imposed management does not appear to be operating those pumps effectively. Large amounts of water can be seen streaming down the walls of the mine and glacial meltwater is accumulating in the bottom of the pit well beyond normal levels. The mine cannot operate effectively if water collects at the bottom of the pit, because that is where the highest-grade ore is mined. Allowing large amounts of glacial meltwater to flow down the pit walls also destabilizes the walls and can cause them to collapse.

  Transitioning to Underground Mining Risks Irreversible Damage

The Kyrgyz government-appointed external management has publicly stated that it plans to reconfigure the Kumtor Mine from an open pit to an underground mine. KGC previously engaged a mining contractor to study and develop underground mining at the site, and after extensive work, the company determined that it was not geologically and economically viable. The pursuit of an underground mining plan risks causing irreversible damage to Centerra’s longstanding investment in the open pit mine.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide. Centerra operates two mines, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey, and its Molybdenum Business Unit in the United States. The Company owns the Kumtor Mine in the Kyrgyz Republic, which is currently not under the Company’s control. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Caution Regarding Forward-Looking Information
Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the claims brought and relief sought by the Company against the Kyrgyz Republic and Kyrgyzaltyn JSC in binding arbitration and the process thereof; the Kyrgyz Government’s departure from previous mine plans, including plans to move toward underground mining methods and to maximize short term profit; and mismanagement of water pumping activities at the Kumtor Mine.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: the continued imposition by the Kyrgyz Government of “external management” on KGC or the prolongation of such “external management”; the inability of the “external management” to obtain equipment, spare parts, consumables or other supplies; the Kyrgyz Government taking further steps to nationalize or expropriate the Kumtor Mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees, including the interaction of claims of harm to the environment or human health with the new Kyrgyz Republic law; the uncertainty of potential outcomes in the arbitration process; the inability of the Company and its subsidiaries to collect on or enforce any favorable arbitral and/or court judgement awarded against the Kyrgyz Republic or Kyrgyzaltyn JSC; and the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of September 27, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/a12f6278-d2ab-44c8-bc64-2d86a1765f94